FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
March, 2011

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 1 April, 2011

EXHIBIT INDEX
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EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 April, 2011

Exhibit 99

This Report on Form 6-K contains the following:
Exhibit 1: Stock Exchange Announcement dated 28 March 2011 entitled 'Unilever issues first-ever Renminbi Bond'

Exhibit 1:
UNILEVER RENMINBI 300M BOND ISSUE

London & Rotterdam - March 28, 2011.  Unilever announced today the issuance of its first ever Renminbi (Rmb)-denominated bond. The Rmb 300,000,000 1.15 per cent Fixed Rate Notes due 31st March 2014 (the "Notes") are issued by Unilever N.V. and guaranteed by Unilever PLC and Unilever United States, Inc.

Unilever's Renminbi bond is the first issued by a European multinational and the first by a company in the FMCG sector. The Notes, issued in Hong Kong for institutional investors, have an approximate equivalent value of US$45m/€33m.

Graeme Pitkethly, Unilever's Group Treasurer, explains: "We have clearly defined ambitions in Unilever. This bond brings a new source of high quality funding to fuel those growth plans by increasing our investment in China. We are delighted with the terms of the financing."

Unilever has a well-established presence in China, serving Chinese consumers with its international brand portfolio as well as with local brands. In order to further its long-term commitment to China, in 2000 Unilever initiated a new strategic blueprint for its operations, which included the development of one of its largest manufacturing sites for home care, personal care, and tea products in Hefei, which exports products to 14 countries. In 2009 Unilever extended its presence further when it opened one of its global research and development centres in Shanghai.

The following Final Terms for the Notes are available for viewing: Final Terms dated 28th March 2011 relating to the Information Memorandum dated 6th May 2010 and Supplemental Information Memorandum dated 28th March 2011 for the US$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/7349D_-2011-3-28.pdf

Ends

About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 180. We have around 167,000 employees, and generated annual sales of €
44.3 billion in 2010

. Consumers use our products over two billion times a day; 170bn Unilever packs are sold around the world every year. Our portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands, and global leadership in most categories in which we operate.  The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Vaseline, Persil, Cif, Marmite and Pot Noodle.

For more information about Unilever and its brands, please visit
www.unilever.com

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.